Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On June 2, 2015, Mark McCollum of Halliburton Company distributed the following communication to all Halliburton employees.

TO:	All Halliburton employees

FROM:	Mark McCollum, executive vice president and chief Integration officer

SUBJECT:	Integration moves into planning phase

I am pleased to share the news that Halliburton is progressing well on its integration planning for the pending acquisition of Baker Hughes. The Joint Integration Team, which includes members from both Halliburton and Baker Hughes, recently met to kick off the next stage of its integration planning efforts. The team has moved from a discovery phase of working to gather information on how each company operates, to a planning stage, developing detailed plans to execute once the pending acquisition closes — which is expected late in the second half 2015.

During the kickoff meeting, the team heard presentations and participated in breakout sessions to learn how to build the Day 1 Operating Framework for the combined Company. Both Chairman and CEO Dave Lesar and President Jeff Miller addressed the attendees, reinforcing guiding principles, defining integration success as it relates to customers, shareholders and employees, and emphasizing the importance of this pending acquisition to the oilfield services industry.

Integration Team Update

As our integration work expands, we also are growing the Halliburton Integration Team:

•	David Adams, recently named as one of the North American geographic team leads, is moving into an Integration Leadership Team role, representing all our global operations.

•	Ming Ongkwan and Jose Murillo have been named as the integration leads for Consulting and Project Management.

The Road Ahead

While the Joint Integration Team works diligently to plan for the integration of our two organizations, work is also underway on several of the key steps we must take on our journey to close this transaction:

•	The regulatory review process is ongoing. We have been supporting the initial filing activities in various jurisdictions around the world in order to obtain required regulatory approvals, and numerous information requests have been successfully managed. Over the coming months, we expect continuing interactions with these agencies as they seek additional information to help in their decisions.

•	In April, we announced we are marketing for sale the company’s Fixed Cutter and Roller Cone Drill Bits, Directional Drilling and Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses. The marketing process is progressing well and we appreciate everyone’s continued focus on your everyday work as we move through this step.

Important Reminders

We ask you to remember the following important requirements as we continue with integration planning:

•	Continue to treat Baker Hughes as a competitor until the pending acquisition closes. This also applies to any strategy and planning efforts in your everyday role.

•	Do NOT do any of the following with anyone from Baker Hughes:

•	Discuss or agree on pricing, terms or conditions to be offered to customers.

•	Allocate or discuss how to approach specific customers.

•	Exchange or discuss competitively sensitive information, including pricing, pricing policies, costs, bidding, customer data, market share, formulas, trade secrets, strategies, etc.

•	Approach, negotiate with or sign agreements with customers jointly.

•	Issue “orders” or “instructions” to other parties.

•	Do not talk, email or otherwise correspond with news media representatives. Refer to our Media Relations Policy.

If you receive an inquiry from any of the following, refer the inquiry to the appropriate Halliburton contacts:

•	News Media – PR@Halliburton.com or 281-871-2601

•	Investors – Investors@Halliburton.com or 281-871-2688

•	Suppliers – mike.hillman@halliburton.com or 281-575-4249

Additional Information

We are committed to providing timely and transparent communications, as appropriate, while we progress through the integration activities. Please visit the Integration Page and the Divestiture Page on HalWorld to get the latest information on these subjects.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the approvals from competition authorities of the overall acquisition of Baker Hughes and expectations regarding the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

This email, including any attached files, contains confidential and privileged information for Halliburton employees only. Any review, use, distribution, or disclosure by others is strictly prohibited. If you are not the intended recipient (or authorized to receive information for the intended recipient), please contact the sender by reply email and delete all copies of this message